
November 4, 2011

<u>**Via Email**</u>
Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP
1640 School Street
Moraga, California 94556

Re: **Dividend Capital Total Realty Trust, Inc**.
                    Schedule TO-T filed September 30, 2011 by MPF Flagship Fund 14,
                    LLC., MPF Income Fund 26, LLC, MPF Northstar Fund, LP, MPF
                    Flagship Fund 15, LLC, MPF Platinum Fund, LP, Coastal Realty
                    Business Trust and Mackenzie Patterson Fuller
                    File No. 005-85609

Dear Mr. Patterson:

We have reviewed your response dated October 28, 2011 and have the following comments.

<u>Schedule TO-T</u>
<u>Offer to Purchase</u>

<u>Tender Offer</u>

1.   We reissue prior comment 1 of our letter dated October 28, 2011. The filing persons' decision to proceed with the current offer following the terminated offer is seemingly information that places the disclosure about future plans in context. For example, disclosure that the offer "is not made with any current view toward or plan or purpose of acquiring Shares in a series of successive and periodic offers…," but that you nevertheless "may consider future offers…," is also placed within the proper context if shareholders are apprised of the earlier terminated offer. Please revise your disclosure accordingly.

2.   As previously requested, please revise your condition in accordance with prior comment 2 of our letter dated October 28, 2011. In this regard, even assuming the new construction you suggest in your response, the condition in (a)(iv) appears to be subjectively determinable and is not qualified by any standard of reasonable judgment on behalf of the Purchasers. Please revise the condition in the <u>current offer</u> and future offers consistent with our past comments.

3.   Based on disclosure included in the company's filings, the company redeemed shares

owned by the filing parties on October 11 and 14, 2011. Please refer to Item 8 of Sch TO and Item 1008(b) of Regulation M-A and provide the requisite disclosure. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact me at (202) 551-3757 if you have any questions regarding our comments. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions